As filed with the Securities and Exchange Commission on April 17, 2024	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

INTESA SANPAOLO S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Michael S. Immordino, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 207 532 1399

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. []

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of Intesa Sanpaolo S.p.A.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,476.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) The collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (8) and (12)
(v) The sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (16) and (17)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)
(x) Limitation upon the liability of the depositary	Paragraph (14)
3. Fees and Charges	Paragraph (7)
Item - 2.	Available Information
Public reports furnished by issuer	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of March 20, 2008 among Intesa Sanpaolo S.p.A., The Bank of New York Mellon, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 17, 2024.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Intesa Sanpaolo S.p.A.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Juliana Dager
	Name:	Juliana Dager
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Intesa Sanpaolo S.p.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Milan, Italy, on April 17, 2024.

Intesa Sanpaolo S.p.A.

By:	/s/ Carlo Messina
Name:	Carlo Messina
Title:	Managing Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 17, 2024.

/s/ Carlo Messina		Chief Executive Officer
Carlo Messina		(principal executive officer)

/s/ Luca Bocca		Chief Financial Officer
Luca Bocca		(principal financial officer)

/s/ Elisabetta Stegher		Chief Accounting Officer
Elisabetta Stegher		(principal accounting officer)

/s/ Gian Maria Gros-Pietro		Chair
Gian Maria Gros-Pietro

/s/ Paolo Andrea Colombo		Deputy Chair
Paolo Andrea Colombo

/s/ Franco Ceruti		Director
Franco Ceruti

/s/ Paola Tagliavini		Director
Paola Tagliavini

/s/ Liana Logiurato		Director
Liana Logiurato

/s/ Luciano Nebbia		Director
Luciano Nebbia

/s/ Bruno Picca		Director
Bruno Picca

/s/ Livia Pomodoro		Director
Livia Pomodoro

/s/ Maria Alessandra Stefanelli		Director
Maria Alessandra Stefanelli

/s/ Bruno Maria Parigi		Director
Bruno Maria Parigi

/s/ Daniele Zamboni		Director
Daniele Zamboni

Director
Maria Mazzarella

/s/ Anna Gatti		Director
Anna Gatti

/s/ Fabrizio Mosca		Director
Fabrizio Mosca

/s/ Milena Teresa Motta		Director
Milena Teresa Motta

/s/ Maria Cristina Zoppo		Director
Maria Cristina Zoppo

/s/ Alberto Maria Pisani		Director
Alberto Maria Pisani

/s/ Roberto Franchini		Director
Roberto Franchini

Intesa Sanpaolo S.p.A., New York Branch		Authorized Representative in the United States

By:	/s/ Nicola Baiocchi Di Silvestri
Name	Nicola Baiocchi Di Silvestri
Title:	Managing Director and General Manager New York Branch

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of March 20, 2008 among Intesa Sanpaolo S.p.A., The Bank of New York Mellon, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification Under Rule 466.